SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)

                                 J. Baker, Inc.
                              --------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.50 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    057232100
                                    ---------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                           One Penn Plaza - Suite 4720
                            New York, New York 10119
                           Attention: Mr. Nelson Obus
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                  June 15, 2000
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

                         (continued on following pages)


                               (Page 1 of 9 Pages)

CUSIP No. 057232100                     13D                   Page 2 of 9 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS  WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-3688497
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS

     WC (SEE ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         315,650
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
   EACH        _________________________________________________________________
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            315,650
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     315,650 SHARES
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN
________________________________________________________________________________



                               (Page 2 of 9 Pages)

CUSIP No. 057232100                     13D                   Page 3 of 9 Pages

________________________________________________________________________________
1 NAME OF REPORTING PERSONS WYNNEFIELD SMALL CAP VALUE, OFFSHORE FUND, LTD. S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NOT APPLICABLE

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS

     WC (SEE ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CAYMAN ISLANDS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         163,100
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
   EACH        _________________________________________________________________
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            163,100
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     163,100 SHARES
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
________________________________________________________________________________



                               (Page 3 of 9 Pages)

CUSIP No. 057232100                     13D                   Page 4 of 9 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS  WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-3953291


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS

     WC (SEE ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         408,250
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
   EACH        _________________________________________________________________
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            408,250
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     408,250 SHARES
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN
________________________________________________________________________________




                               (Page 4 of 9 Pages)

Item 1.  Security and Issuer.

         This Statement relates to shares of the Common Stock, $0.50 par value per share (the "Shares"), of J. Baker, Inc., a Massachusetts corporation (the "Issuer"). The principal executive offices of the Issuer are located at 555 Turnpike Street, Canton, Massachusetts 02021.


Item 2.  Identity and Background.

         (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), and Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"). Although the Partnership, the Fund and Partnership-I are each separate and distinctive entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Statement, they are sometimes referred to collectively as the "Wynnefield Group".

         Wynnefield Capital Management, LLC, a New York limited liability company ("WCM"), is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua Landes are the managing members of WCM and the principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

         The business address of Mr. Obus and Mr. Landes, WCM, and each of the entities in the Wynnefield Group is One Penn Plaza, Suite 4720, New York, New York 10119.

         (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, WCM, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Wynnefield Group entities purchased their Shares, separately from each other, for the consideration shown in the following table:

                               (Page 5 of 9 Pages)

Name                        Number of Shares           Consideration Paid
----                        ----------------           ------------------

Partnership                 315,650                    $1,547,999.79

Partnership-I               408,250                    $2,337,298.83

Fund                        163,100                    $817,298.93

         Such Shares were paid for from the separate working capital of each entity in the Wynnefield Group, each of which maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.


Item 4.  Purposes of Transaction.

         Each member of the Wynnefield Group acquired the Shares reported in
Item 5 below for investment purposes. If any member of the Wynnefield Group determines that the ownership of the Issuer's securities represent an attractive investment opportunity, it reserves the right to buy additional Shares with the understanding that neither such purchases nor the exercise of its rights as a stockholder of the Issuer is intended as a "control" device with respect to the Issuer.

         The Wynnefield Group wants to ensure that management follows through on its articulated intentions to surface shareholder value. To this end, Wynnefield intends to meet with management to discuss strategies for reducing debt and selling assets which might allow J. Baker to operate solely in the "Big and Tall Mens" area.

         Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interests in Securities of the Issuer.

         (a) As of the close of business on the date hereof, the three entities referred to as the Wynnefield Group beneficially owned a total of 887,000 Shares, the separate ownership of which is set forth in Item 3 of this Statement. Mr. Obus and Mr. Landes, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, may be deemed to have indirect beneficial ownership of the Shares owned by the three entities referred to as the Wynnefield Group.

                               (Page 6 of 9 Pages)

         However, Mr. Obus and Mr. Landes, as stated below, disclaim any beneficial ownership of such Shares. The Shares owned by the three entities referred to as the Wynnefield Group represent approximately 6.3% of the outstanding Shares of the Issuer, based on the 14,067,948 Shares reported as outstanding on April 29, 2000 in the Issuer's latest Quarterly Report on Form 10-Q.

         Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Obus and Mr. Landes disclaim beneficial ownership of any Shares owned by the three entities comprising the Wynnefield Group and disclaim membership in the Wynnefield Group with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

         (b) Mr. Obus and Mr. Landes, by virtue of their status as the managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by each of the three entities comprising the Wynnefield Group.

         (c) In the past sixty (60) days, the entities in the Wynnefield Group made their separate purchases and sales of Shares in the over-the-counter market as follows:


                               (Page 7 of 9 Pages)

                                               Number of
Name            Transaction     Date           Shares       Price Per Share
----            -----------     ----           ------       ---------------


Partnership     Buy        April 14, 2000       300             6.0625
Partnership     Buy        April 24, 2000       2,800           6.3125
Partnership     Buy        April 28, 2000       350             6.2500
Partnership     Buy        May 9, 2000          2,800           6.4375
Partnership     Buy        May 10, 2000         4,600           6.4375
Partnership     Buy        June 15, 2000        39,500          5.2500


Partnership-I   Buy       April 14, 2000        500             6.0625
Partnership-I   Buy       April 24, 2000        3,600           6.3125
Partnership-I   Buy       April 28, 2000        450             6.2500
Partnership-I   Buy       May 9, 2000           3,200           6.4375
Partnership-I   Buy       May 10, 2000          5,400           6.4375
Partnership-I   Buy       June 15, 2000         44,500          5.2500


Fund            Buy       April 14, 2000        200             6.0625
Fund            Buy       April 24, 2000        1,600           6.3125
Fund            Buy       April 28, 2000        200             6.2500
Fund            Buy       May 9, 2000           1,500           6.4375
Fund            Buy       May 10, 2000          2,500           6.4375
Fund            Buy       June 15, 2000         16,000          5.2500



                               (Page 8 of 9 Pages)

         (d) Each of the entities comprising the Wynnefield Group as owners of the shares specified in Item 3 of this Statement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares specified in Item 3 of this Statement, but only from such Shares.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Neither Mr. Obus, Mr. Landes, WCM, nor any of the entities comprising the Wynnefield Group has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: June 26, 2000

                            WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                            WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                            By:  Wynnefield Capital Management, LLC,
                                 General Partner

                            By:  /s/ Joshua Landes
                                 ------------------------------
                                 Joshua Landes, Managing Member


                            WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                            By:  Wynnefield Capital, Inc.

                                 /s/ Joshua Landes
                                 ------------------------------
                                 Joshua Landes, Managing Member